UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2014
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 29, 2014, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2014. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: October 30, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 29, 2014

Exhibit 99.1

QIAGEN reports results for third quarter and first nine months of 2014

•	Achieved Q3 2014 targets: Adjusted net sales of $336.8 million (+4% CER); adjusted operating income of $84.8 million, a 25% margin; and adjusted EPS of $0.27

◦	Adjusted net sales rise approximately 10% CER excluding U.S. HPV business

◦	Growth drivers contribute about 30% of total sales, delivering more than 20% CER growth and creating solid foundation for future expansion

◦	Free cash flow rises 18% to $72 million

•	QIAGEN reaffirms 2014 expectations for higher adjusted net sales and earnings
Venlo, The Netherlands, October 29, 2014 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2014, reaffirming full-year expectations announced in January 2014 for improvements in adjusted net sales and earnings.
“QIAGEN again delivered growth in adjusted net sales and earnings in the third quarter of 2014, and is on track to achieve our full-year goals. Our teams are executing on plans to deliver innovation and growth with many new products advancing toward launch in 2015 that will create opportunities across our entire spectrum of customers from life sciences research to clinical diagnostics,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V.
“Our growth drivers, now providing about 30% of total sales, are delivering increases at a strong double-digit pace and creating a solid foundation for further expansion. The modular QIAsymphony platform is set to reach 1,250 cumulative placements in 2014, with its superior capabilities and the growing content menu as key drivers for customers. Personalized Healthcare advanced in the third quarter as well, fueled by new FDA-approved and CE-marked companion diagnostics as well as a significant increase in new co-development projects, including ones involving the use of liquid biopsies. Our QuantiFERON-TB diagnostic is gaining broad adoption as the new ‘gold standard’ for detecting latent tuberculosis infections. Our bioinformatics portfolio is being expanded with new capabilities for analysis and interpretation of complex molecular data, addressing this major roadblock to broad adoption of next-generation sequencing technologies in translational research and clinical healthcare settings. We are determined to deliver on our goals for 2014, overcoming the headwind of reduced U.S. sales for our HPV test and preparing for more innovation and growth as well as exciting new product launches in 2015.”

Third quarter 2014 results

	Q3 2014	Q3 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	336.8	323.8	4%	4%
Operating income, adjusted	84.8	79.5	7%
Net income, adjusted	66.0	62.3	6%
Diluted EPS, adjusted	$0.27	$0.26
Diluted EPS CER, adjusted	$0.27	$0.26

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and BIOBASE (acquired April 3, 2014). Adjusted results for 2013 have also been restated with QIAGEN’s policy as of January 2014 to no longer adjust for restructuring costs and share-based compensation.

Adjusted net sales rose 4% at constant exchange rates (CER) in the third quarter of 2014, driven by higher sales of consumables and related revenues (+3% CER, 87% of sales) and instruments (+11% CER, 13% of sales), as well as improved results in the Molecular Diagnostics, Applied Testing and Pharma customer classes. About one percentage point of total CER growth came from the bioinformatics acquisitions of CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and three percentage points from the rest of the business. Currency movements had no tangible impact on reported net sales growth. Excluding sales of U.S. HPV test products in both periods, adjusted net sales rose 10% CER in the third quarter of 2014.
Operating income in the third quarter of 2014 was $50.3 million, up 46% from $34.4 million in the same period of 2013, which included one-time charges for completion of productivity initiatives. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, rose 7% to $84.8 million in the 2014 quarter from $79.5 million a year ago, as the adjusted operating income margin remained at 25% of adjusted net sales. Net income attributable to owners of QIAGEN N.V. was $34.7 million, or $0.14 per diluted share (based on 241.4 million diluted shares) in the third quarter of 2014 compared to $40.7 million, or $0.17 per share (based on 242.4 million diluted shares) in the year-ago period. Results for the third quarter of 2014 included approximately $0.03 of dilution related to the convertible bond transactions completed in March 2014. Adjusted net income rose 6% to $66.0 million, or $0.27 per share ($0.27 CER per share), from $62.3 million, or $0.26 per share.
“QIAGEN’s results for the third quarter and the first nine months of 2014 met our targets and provided a healthy financial position to support the ongoing business expansion,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are reaffirming our targets of higher adjusted sales and earnings for the full year. In pursuit of our commitment to disciplined capital allocation, we initiated our third $100 million share repurchase program during the quarter and will take similar programs under consideration in the future.”

First nine months 2014 results

	9M 2014	9M 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	985.4	943.7	4%	4%
Operating income, adjusted	240.8	222.8	8%
Net income, adjusted	180.6	166.5	8%
Diluted EPS, adjusted	$0.75	$0.69
Diluted EPS CER, adjusted	$0.75	$0.69

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and BIOBASE (acquired April 3, 2014). Adjusted results for 2013 have also been restated with QIAGEN’s policy as of January 2014 to no longer adjust for restructuring costs and share-based compensation.

In the first nine months of 2014, adjusted net sales rose 4% at constant exchange rates (CER) on improving results in all customer classes and regions as well as higher sales of consumables and related revenues (+4% CER, 88% of sales) and instruments (+3% CER, 12% of sales). Total CER growth included about two percentage points from the bioinformatics acquisitions of Ingenuity (as of April 29, 2013), CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and about two percentage points from the rest of the business. Currency movements had no tangible impact on reported net sales growth. Excluding sales of U.S. HPV test products, adjusted net sales rose 9% CER in the first nine months of 2014.
Operating income in the first nine months of 2014 was $140.3 million compared to $29.3 million in the same period of 2013, which included one-time charges for completion of productivity initiatives. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, rose 8% to $240.8 million from $222.8 million, as the adjusted operating income margin remained at 24% of sales compared to the same period in 2013. Net income attributable to owners of QIAGEN N.V. was $90.8 million, or $0.38 per diluted share (based on 241.7 million diluted shares) in the first nine months of 2014 compared to $8.9 million, or $0.04 per share (based on 241.4 million diluted shares) in the year-ago period. Results for the first nine months of 2014 included approximately $0.09 of dilution related to the convertible bond transactions completed in March 2014. Adjusted net income rose 8% to $180.6 million, or $0.75 per share ($0.75 CER per share), from $166.5 million, or $0.69 per share.
At September 30, 2014, cash and cash equivalents rose to $484.2 million from $330.3 million at December 31, 2013, mainly due to proceeds from convertible notes transactions completed in the first half of 2014. Net cash provided by operating activities in the first nine months of 2014 was $208.9 million compared to $176.8 million in the same period of 2013, with free cash flow of $148.7 million in the 2014 period compared to $120.9 million a year ago. Net cash used in investing activities was $280.8 million, up from $237.1 million a year ago. Net cash generated from financing activities was $230.5 million in the first nine months of 2014 compared to cash used in financing activities of $49.8 million in the same period of 2013.

Business review
Geographic regions
In the third quarter of 2014, the Europe / Middle East / Africa region (+13% CER / 33% of sales) led the performance on improving results in particular in the Nordic region and Turkey. The Americas (-3% CER / 47% of sales) was impacted by the expected decline in revenues related to HPV testing solutions, as well as lower sales in Brazil and Mexico due to the timing of national tenders. The Asia-Pacific / Japan region (+6% CER / 19% of sales) delivered double-digit CER growth in China, and also improvements in Japan and South Korea. Sales in the top seven emerging markets (-1% CER / 14% of sales) were hampered by lower sales in Russia, Brazil and Mexico offsetting gains in China, South Korea, Turkey and India.
Product categories
Consumables and related revenues (Q3 2014: +3% CER, 87% of sales) benefited from gains in Applied Testing, Molecular Diagnostics and Pharma, while Academia was stable compared to the third quarter of 2013. Contributions from the bioinformatics portfolio acquired during 2013 and 2014 supported results in all customer classes. In the first nine months of 2014, consumables and related revenues rose 4% CER and provided 88% of sales.
Instruments (Q3 2014: +11% CER, 13% of sales) grew at a double-digit CER pace in Molecular Diagnostics, and at solid single-digit CER rates in Pharma and Applied Testing, which more than offset a modest decline in Academia. In the first nine months of 2014, instrument sales (which also include instrument service revenues) rose 3% CER and provided 12% of sales.
Customer classes
An overview of performance in QIAGEN’s four customer classes (based on adjusted net sales):
Molecular Diagnostics (Q3 2014: +6% CER, 52% of sales) advanced on the ongoing solid expansion of QIAGEN’s growth drivers, overcoming the expected decline in U.S. HPV test product sales (-46%, 6% of sales) and helping to deliver +19% CER from the rest of the portfolio. The QuantiFERON-TB latent tuberculosis test delivered strong gains in the U.S. and Europe, in line with a 20% CER annual growth rate, and remains on track to exceed $100 million of sales in 2014. Profiling consumables rose more than 20% CER, benefiting from the growing installed base of the QIAsymphony automation system and the related menu expansion in Europe and the U.S. Personalized Healthcare sales also advanced at a solid double-digit CER pace on improving demand for companion diagnostic assays and significantly higher revenues from pharmaceutical co-development projects in the third quarter of 2014. Sales of HPV testing products outside the U.S. declined in the third quarter of 2014, reflecting the impact of timing for national tenders compared to 2013. In the first nine months of 2014, Molecular Diagnostics sales rose 5% CER and provided 51% of sales.
Applied Testing (Q3 2014: +7% CER, 8% of sales) delivered solid single-digit CER sales gains from consumables and instruments, particularly in Human ID / forensics, as well as from expansion of the bioinformatics portfolio to these customers. In the first nine months of 2014, Applied Testing sales also rose 7% CER and provided 8% of sales.

Pharma (Q3 2014: +4% CER, 19% of sales) saw higher instrument sales in the third quarter along with a similar single-digit CER increase in contributions from consumables and bioinformatics, driven by the strongest expansion in the Americas region. In the first nine months of 2014, Pharma sales also rose 4% CER and provided 19% of sales.
Academia (Q3 2014: 0% CER, 21% of sales) experienced a modest decline in instrument sales and largely flat consumable sales compared to the third quarter of 2013, with funding conditions improving modestly in some European countries and the United States during the third quarter of 2014. QIAGEN continues to expect funding levels to improve during the fourth quarter of 2014 and in 2015, but effectively remaining below levels seen in previous years. In the first nine months of 2014, Academia sales rose 1% CER and provided 22% of sales.
Accelerating pace of innovation and growth in 2014
QIAGEN continues to accelerate the pace of innovation and growth in 2014 by executing on targeted initiatives to expand our leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. Our focus is on these growth drivers: (1) further increasing adoption of the QIAsymphony automation platform and expanding the test menu, (2) extending leadership in Personalized Healthcare with innovative companion diagnostics to guide treatment decisions, (3) establishing the QuantiFERON-TB test as the modern “gold standard” for latent tuberculosis control, (4) expanding the use of QIAGEN bioinformatics to analyze, interpret and report complex biological data; and (5) creating a leading portfolio of universal NGS solutions and complete workflows to drive its adoption in clinical research and diagnostics.
Among recent developments:
QIAsymphony delivering growth in placements as content menu expands

•
After surpassing 1,000 cumulative QIAsymphony placements in 2013, QIAGEN is moving ahead toward achieving its goal of 1,250 cumulative placements by the end of 2014. Approximately 60% of current placements are in Molecular Diagnostic laboratories, and 40% are in the Life Sciences with Applied Testing, Pharma and Academia customers.

•
The growing installed base of QIAsymphony instruments and expanding content menus are driving double-digit CER growth in related consumables. So far in 2014, seven QIAGEN tests on the Rotor-Gene Q real-time PCR platform, a member of the QIAsymphony family, have been approved by regulators in Europe and/or the United States. QIAGEN is advancing various additional development projects toward regulatory submissions.

Personalized Healthcare leadership gaining further momentum

•
A new master collaboration agreement with Astellas Pharma Inc., an R&D-driven global pharmaceutical company headquartered in Japan, aims to develop companion diagnostics paired with Astellas drug candidates in cancer and other diseases. The scope of the agreement can include certain sample types, platforms, indications or biomarkers, thereby giving Astellas access to QIAGEN’s development capabilities for assays based on PCR, NGS and multimodal testing technologies using liquid and tissue biopsies. Two initial projects focus on oncology and diagnostics paired with compounds currently in early clinical development: ASP5878, a fibroblast growth factor receptor (FGFR) inhibitor, and ASP8273, an EGFR inhibitor.

•	QIAGEN recently submitted a premarket approval (PMA) application to the FDA for U.S. regulatory approval of a companion diagnostic paired with a drug of an undisclosed partner.
QuantiFERON-TB expanding rapidly around the world, launch moving ahead in China

•
QuantiFERON-TB, the market-leading diagnostic for latent tuberculosis infection, continued to deliver strong growth in the third quarter of 2014 and is on track to surpass $100 million in full-year sales. The launch of this product in China during 2014 is moving ahead quickly, while sales are also expanding in the U.S. and Europe amid significant market conversion opportunities against the 120-year-old skin test. QIAGEN is preparing for commercialization of QuantiFERON-TB Plus, a fourth-generation test for latent TB infection that will deliver an improved clinical profile and further workflow optimization.

Bioinformatics tools driving the advancement of NGS technologies

•
QIAGEN is driving the growth of its industry-leading bioinformatics portfolio, expanding and integrating the capabilities of its Ingenuity® Variant Analysis™, BIOBASE and CLC Cancer Research Workbench solutions for the analysis, interpretation and reporting of complex genomic data generated through next-generation sequencing. Thousands of researchers have uploaded and analyzed results from more than 250,000 human genomic samples using QIAGEN bioinformatics solutions, further expanding the leading position of QIAGEN’s vast Ingenuity Knowledge Base.

•
The BIOBASE Human Gene Mutation Database (HGMD®) has been integrated with Ingenuity Variant Analysis, providing comprehensive information on human inherited disease mutations in the Ingenuity Knowledge Base in addition to expertly curated data from the world’s medical and scientific literature.

•
CLC Cancer Research Workbench has been expanded to detect copy number variations (CNVs) and variants from RNA-seq data. At the recent annual meeting of the American Society of Human Genetics (ASHG), QIAGEN also demonstrated the first “FastQ-to-insight solution,” a new plug-in integrated with Ingenuity Variant Analysis that allows users to identify and interpret somatic cancer driver mutations.

•
Genomics England, a U.K. collaboration to sequence 100,000 whole genomes from patients and mine the genomic information for insights into diseases and better ways of treatment, has named QIAGEN a winner of its technology assessment. QIAGEN will provide the UK100K project’s researchers with access to Ingenuity® Variant Analysis™.

Innovative NGS workflows and universal solutions helping to address clinical needs

•
QIAGEN’s presence in next-generation sequencing laboratories is expanding with the launch of new “universal” sample and assay technology solutions that are compatible with any sequencing platform. These solutions include sample extraction and purification technologies - especially for cancer tumor samples and single-cell procedures - as well as a portfolio with 14 recently launched GeneRead DNAseq V2 gene panels for targeted enrichment of cancer-related genomic targets.

•	Development of the sample-to-insight workflow incorporating the GeneReader benchtop NGS sequencer is progressing, with commercialization continuing to be expected in the second half of 2015.

Supporting public health agencies worldwide in the fight against the Ebola virus
Building on its capabilities as the leading provider of diagnostic and surveillance solutions - proven in many outbreaks, including H1N1 and H5N1 influenza, SARS (Severe Acute Respiratory Syndrome) and MERS (Middle East Respiratory Syndrome) - QIAGEN has taken an active role in the fight against the spread of Ebola. QIAGEN teams are working together with international partners in Africa and around the world to provide a broad range of molecular testing components that are essential for workflows used for detection of this virus. These QIAGEN products - which include the RNeasy and QIAamp® Viral RNA Mini extraction kits as well as the QIAsymphony, QIAcube and EZ1 Advanced instruments - are being used by many laboratories around the world in research and clinical diagnosis settings. QIAGEN products are also essential components of the CDC test protocol and the EZ1-Test protocol used by the U.S. Department of Defense, which received FDA emergency authorization in August 2014. Also in the third quarter of 2014, QIAGEN entered into a partnership with Hamburg-based altona Diagnostics under which QIAGEN will market a range of assays, including a highly sensitive test for Filoviruses (Ebola and Marburg) that is CE IVD-marked for use on QIAGEN instruments and recommended for use with QIAGEN sample technology solutions. QIAGEN is making this test accessible through its commercial networks in many countries around the world, including in Africa.
Maintaining leadership in cervical cancer screening
QIAGEN continues to maintain a solid leadership position in the U.S. market for cervical cancer screening with its digene HC2 Test, despite aggressive pricing actions launched by new competitors in recent years. For the first nine months of 2014, QIAGEN's U.S. sales of HPV products (-35%, 7% of sales) declined in line with previously communicated expectations and created approximately four percentage points of headwind on total adjusted net sales growth. QIAGEN currently expects another decline in U.S. HPV sales in 2015 as a result of new price concessions that are being made during the second half of 2014 as part of customer contract renewals and designed to secure the leading market share for this product. Outside of the U.S., QIAGEN enjoys a solid leadership position for its HPV product portfolio based on its proven superiority in terms of clinical profile. This area provided approximately 4% of total sales in the first nine months of 2014, and is targeting opportunities for further sales expansion in 2015.
Leadership changes in the Executive Committee
Two new members have been named to the QIAGEN Executive Committee:

•
Dr. Laura Furmanski, Ph.D., has joined QIAGEN in a newly created role as Senior Vice President, Bioinformatics Business Area, to lead our rapidly growing presence in bioinformatics. Dr. Furmanski joined QIAGEN from McKinsey & Company, where she was a partner in the Silicon Valley office and led a broad range of engagements involving med-tech and life science companies. She is based at the QIAGEN Silicon Valley office.

•
Manuel O. Mendez has joined QIAGEN as Senior Vice President, Global Commercial Operations, to lead QIAGEN’s commercial organizations worldwide. Mr. Mendez was previously with bioMeriéux since 2010, and most recently served as Americas Executive Vice President. He has enjoyed a 25-year career in the diagnostic and life science fields, having also served in leadership positions at OraSure Technologies, Inc., Thermo Fisher Scientific and the Diagnostics Division of Abbott Laboratories, where he worked in positions of increasing responsibility in the U.S., Latin America,

Europe, Japan and Korea as well as in global roles. Mr. Mendez has assumed this role following the resignation of Benedikt von Braunmühl, who has decided to pursue other opportunities.
Progress on third $100 million share repurchase program
QIAGEN launched its third $100 million share repurchase program in early August after completion of its second $100 million program in mid-2014. As of October 27, 2014, approximately 1.39 million shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 17.82 per share (approximately $22.65 per share at current exchange rates) for a total of EUR 24.7 million (approximately $31.5 million). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the progress of the program is available in the Investor Relations section of QIAGEN's website at www.qiagen.com.
2014 outlook
QIAGEN reaffirms its expectations to deliver higher adjusted net sales and adjusted earnings in 2014. For the full year, adjusted net sales are now expected to rise approximately 4% CER (previously 4-5% CER), as sales growth of approximately 8% CER from the current business portfolio, as well as contributions from the bioinformatics acquisitions, are expected to exceed an adverse impact of approximately 4 percentage points from reduced sales of HPV products in the U.S. Adjusted diluted earnings per share (EPS) are now expected to be approximately $1.08 CER (previously $1.07-1.09 CER) compared to $1.02 per share in 2013 (including share-based compensation for both years as part of new adjustment policy). For the fourth quarter of 2014, adjusted net sales are expected to rise approximately 4% CER, with adjusted diluted EPS of $0.33 CER. Based on current exchange rates, adjusted net sales and earnings for full-year 2014 are expected to be adversely affected by certain currency movements against the U.S. dollar, QIAGEN’s reporting currency, and in particular for the fourth quarter of the year. These expectations do not take into account any further acquisitions that could be completed in 2014.

	New adjustment policy (Includes SBC costs)	Share-based compensation (SBC) costs	Old adjustment policy (Excludes SBC costs)
Adjusted EPS full-year 2013 results	$1.02	$0.12	$1.14
Adjusted EPS full-year 2014 guidance	$1.08 CER	$0.12 CER	$1.20 CER

Adjusted EPS Q4 2013 results	$0.33	$0.03	$0.36
Adjusted EPS Q4 2014 guidance	$0.33 CER	$0.03 CER	$0.36 CER

Use of adjusted results
QIAGEN reports adjusted results, as well as results considered on a constant exchange rate basis, and other non-U.S. GAAP figures, to give additional insight into its financial performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release. QIAGEN has implemented two changes to its presentation of adjusted results starting with results for the first quarter of 2014. Share-based compensation is included as a cost in adjusted results. Information on share-based compensation continues to be disclosed in QIAGEN’s regulatory filings and annual reports. Restructuring costs are also only adjusted for those involving business integration and acquisition-related activities.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Wednesday, October 29, 2014, at 17:00 ET / 21:00 GMT / 22:00 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A webcast will also be made available at this website. A replay will also be made available on this website.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of September 30, 2014, QIAGEN employed approximately 4,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts:

Investor Relations:	Public Relations:
John Gilardi	Dr. Thomas Theuringer
Vice President Corporate Communications	Director Public Relations
+49 2103 29 11711	+49 2103 29 11826
+1 240 686 2222	+1 240 686 7425

Email: ir@qiagen.com	Email: pr@qiagen.com
ir.qiagen.com	www.twitter.com/qiagen
pr.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except per share data)	2014	2013
Net sales	336,457	322,111
Cost of sales	113,283	111,411
Gross profit	223,174	210,700
Operating expenses:
Research and development	41,461	34,340
Sales and marketing	92,087	92,158
General and administrative, restructuring, integration and other	30,054	40,795
Acquisition-related intangible amortization	9,318	8,995
Total operating expenses	172,920	176,288
Income from operations	50,254	34,412
Other income (expense):
Interest income	936	550
Interest expense	(10,838)	(7,493)
Other income (expense), net	(2,878)	2,867
Total other expense, net	(12,780)	(4,076)
Income before income taxes	37,474	30,336
Income taxes	2,660	(10,440)
Net income	34,814	40,776
Net income attributable to non-controlling interest	125	75
Net income attributable to the owners of QIAGEN N.V.	34,689	40,701

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.17
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.27	$0.26

Diluted shares used in computing diluted net income per common share	241,427	242,405

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2014	2013
Net sales	984,367	940,899
Cost of sales	335,206	361,272
Gross profit	649,161	579,627
Operating expenses:
Research and development	119,706	102,278
Sales and marketing	276,277	273,031
General and administrative, restructuring, integration and other	84,949	148,887
Acquisition-related intangible amortization	27,980	26,109
Total operating expenses	508,912	550,305
Income from operations	140,249	29,322
Other income (expense):
Interest income	2,777	1,822
Interest expense	(29,365)	(22,966)
Other expense, net	(9,163)	(1,716)
Total other expense, net	(35,751)	(22,860)
Income before income taxes	104,498	6,462
Income taxes	13,345	(2,649)
Net income	91,153	9,111
Net income attributable to non-controlling interest	362	188
Net income attributable to the owners of QIAGEN N.V.	90,791	8,923

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.38	$0.04
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.75	$0.69

Diluted shares used in computing diluted net income per common share	241,673	241,438

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	September 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	484,210	330,303
Short-term investments	207,814	49,923
Accounts receivable, net	257,103	259,710
Income taxes receivable	50,806	46,874
Inventories, net	131,525	128,097
Prepaid expenses and other current assets	103,971	66,290
Deferred income taxes	31,834	39,692
Total current assets	1,267,263	920,889
Long-term assets:
Property, plant and equipment, net	441,558	445,044
Goodwill	1,833,473	1,855,691
Intangible assets, net	704,710	790,405
Deferred income taxes	6,025	5,081
Other long-term assets	208,211	71,282
Total long-term assets	3,193,977	3,167,503
Total assets	4,461,240	4,088,392
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	130,828	207
Accounts payable	42,055	50,869
Accrued and other current liabilities	208,384	245,236
Income taxes payable	52,027	38,131
Deferred income taxes	2,325	2,595
Total current liabilities	435,619	337,038
Long-term liabilities:
Long-term debt, net of current portion	1,033,548	845,276
Deferred income taxes	119,043	143,760
Other long-term liabilities	159,365	38,447
Total long-term liabilities	1,311,956	1,027,483
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2014 and in 2013	2,812	2,812
Additional paid-in capital	1,811,956	1,777,894
Retained earnings	1,101,396	1,054,431
Accumulated other comprehensive loss	(75,079)	(4,192)
Less treasury shares at cost - 6,352 and 5,817 shares in 2014 and in 2013, respectively	(135,779)	(116,613)
Total equity attributable to the owners of QIAGEN N.V.	2,705,306	2,714,332
Non-controlling interest	8,359	9,539
Total equity	2,713,665	2,723,871
Total liabilities and equity	4,461,240	4,088,392

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	336.5	223.2	50.3	37.5	(2.7)	34.7	$0.14
Adjustments:
Business integration and acquisition-related items	0.3	0.4	4.8	4.9	(1.9)	3.0	0.01
Purchased intangibles amortization	—	20.4	29.7	29.7	(9.9)	19.8	0.08
Non-cash interest expense charges	—	—	—	4.8	—	4.8	0.02
Other non-recurring income and expense	—	—	—	5.3	(1.6)	3.7	0.02
Total adjustments	0.3	20.8	34.5	44.7	(13.4)	31.3	0.13
Adjusted results	336.8	244.0	84.8	82.2	(16.1)	66.0	$0.27

* Using 241.4 M diluted shares

Three months ended September 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS
Reported results	322.1	210.7	34.4	30.3	10.4	40.7	$0.17
Adjustments:
Business integration, acquisition-related and restructuring items	1.7	1.4	16.3	16.3	(13.9)	2.4	0.01
Purchased intangibles amortization	—	19.8	28.8	28.8	(9.6)	19.2	0.08
Total adjustments	1.7	21.2	45.1	45.1	(23.5)	21.6	0.09
Adjusted results	323.8	231.9	79.5	75.4	(13.1)	62.3	$0.26

* Using 242.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	984.4	649.2	140.3	104.5	(13.3)	90.8	$0.38
Adjustments:
Business integration, acquisition-related and restructuring items	1.0	0.1	11.1	11.3	(4.1)	7.2	0.03
Purchased intangibles amortization	—	61.4	89.4	89.4	(29.8)	59.6	0.25
Non-cash interest expense charges	—	—	—	10.0	—	10.0	0.04
Other non-recurring income and expense	—	—	—	14.6	(1.6)	13.0	0.05
Total adjustments	1.0	61.5	100.5	125.3	(35.5)	89.8	0.37
Adjusted results	985.4	710.7	240.8	229.8	(48.8)	180.6	$0.75

* Using 241.7 M diluted shares

 Nine months ended September 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS
Reported results	940.9	579.6	29.3	6.5	2.6	8.9	$0.04
Adjustments:
Business integration, acquisition-related and restructuring items	2.8	35.7	109.9	121.8	(21.0)	100.8	0.41
Purchased intangible amortization	—	57.5	83.6	83.6	(28.2)	55.4	0.23
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	2.8	93.2	193.5	205.5	(47.9)	157.6	0.65
Adjusted results	943.7	672.8	222.8	212.0	(45.3)	166.5	$0.69

* Using 241.4 M diluted shares

Tables may contain rounding differences